CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,275,000	$89.41

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 21, 2008

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007, Index Supplement dated

September 4, 2007 and Information Supplement dated December 12, 2007)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$2,275,000 Super Track Notes due July 27, 2009 Linked to the Performance of a Basket of Equity Indices and Exchange Traded Funds Medium-Term Notes, Series A, No. E-2421

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Basket Initial Valuation Date:	July 21, 2008

Issue Date:	July 24, 2008

Basket Final Valuation Date:	July 21, 2009*

Maturity Date:	July 27, 2009 * (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following equity indices (each an “Index”, and together, the “Indices”) and an exchange-traded fund (the “ETF”) (each of the Indices and the EFT a “basket component”, and together, the “basket components”):

Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
S&P 500® Index	SPX <Index>	52%	1,260.0000
S&P MidCap 400® Index	MID <Index>	7%	805.7300
Russell 2000® Index	RTY <Index>	7%	697.6300
ETF	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
iShares® MSCI EAFE Index Fund	EFA UP <Equity>	34%	67.5200

Upside Leverage Factor:	2

Maximum Return:	23.20%

Payment at Maturity:

Based on a maximum return of 23.20%, if you hold your notes to maturity, you will receive a cash payment determined as follows:

•      If the basket performance multiplied by the upside leverage factor is equal to or greater than the maximum return, you will receive $1,232 for every $1,000 principal amount of notes calculated as:

$1,000 + (1,000 x 23.20%)

•      If the basket performance multiplied by the upside leverage factor is equal to or greater than zero, but less than the maximum return, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the upside leverage factor:

$1,000 + [$1,000 x (basket performance x 2)]

•      If the basket performance is less than zero, you will be fully exposed to any decline in the basket, and you will lose 1% of the principal amount of your note for every 1% that the basket performance is below zero, calculated as: :

$1,000 + ($1,000 x basket performance)

You will lose some or all of your investment at maturity if the basket performance is negative.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level or the closing price of each basket component, as applicable, on the basket initial valuation date;

C(i) Final = The closing level or the closing price of each basket component, as applicable, on the basket final valuation date; and

W(i) = Weighting of each basket component, as stated above.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738R7L4 and US06738R7L44

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations ” beginning on page PS–5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	.75%	99.25%
Total	$2,275,000	$17,062.50	$2,257,937.50

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$1,232	23.20%
90%	$1,232	23.20%
80%	$1,232	23.20%
70%	$1,232	23.20%
60%	$1,232	23.20%
50%	$1,232	23.20%
40%	$1,232	23.20%
30%	$1,232	23.20%
20%	$1,232	23.20%
10%	$1,200	20.00%
5%	$1,100	10.00%
0%	$1,000	0.00%
-10%	$900	-10.00%
-20%	$800	-20.00%
-30%	$700	-30.00%
-40%	$600	-40.00%
-50%	$500	-50.00%
-60%	$400	-60.00%
-70%	$300	-70.00%
-80%	$200	-80.00%
-90%	$100	-90.00%
-100%	$0	-100.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1,260.0000	1360.8000	8.00%	0.52	4.16%
S&P MidCap 400® Index	805.7300	886.3030	10.00%	0.07	0.70%
Russell 2000® Index	697.6300	753.4404	8.00%	0.07	0.56%
iShares® MSCI EAFE Index Fund	67.5200	74.2720	10.00%	0.34	3.40%

Basket					8.82%

Step 2: Calculate the payment at maturity.

Because the basket performance multiplied by 2 is greater than 0% but less than the maximum return of 23.20%, the investor receives a payment at maturity of $1,176.40 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x upside leverage factor)]

$1,000 + [$1,000 x (8.82% x 2)] = $1,176.40

Therefore, the payment at maturity is $1,176.40 per $1,000 principal amount Note, representing a 17.64% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1,260.0000	1449.0000	15.00%	0.52	7.80%
S&P MidCap 400® Index	805.7300	870.1884	8.00%	0.07	0.56%
Russell 2000® Index	697.6300	781.3456	12.00%	0.07	0.84%
iShares® MSCI EAFE Index Fund	67.5200	74.2720	10.00%	0.34	3.40%

Basket					12.60%

Step 2: Calculate the payment at maturity.

Because the basket performance multiplied by 2 is greater than the maximum return of 23.20%, the investor receives a payment at maturity of $1,232 per $1,000 principal amount Note, equal to the maximum return on the note.

Example 3: In this case, the basket performance is negative

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1260.0000	1134.0000	-10.00%	0.52	-5.20%
S&P MidCap 400® Index	805.7300	709.0424	-12.00%	0.07	-0.84%
Russell 2000® Index	697.6300	627.8670	-10.00%	0.07	-0.70%
iShares® MSCI EAFE Index Fund	67.5200	62.7936	-7.00%	0.34	-2.38%

Basket					-9.12%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0%, the investor will receive a payment at maturity of $908.80 per $1,000 principal amount Note, representing a -9.12% return on investment over the term of the Notes, calculated as follows:

$1,000 + ($1,000 x basket performance)

$1,000 + ($1,000 x -9.12%) = $908.80

PS–3

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described (i) under “Market Disruption Events” in this pricing supplement and (ii) in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by two, up to the maximum return on the Notes of 23.20%, or $1,232.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S., European, and Asian Equities of the Basket Components—The return on the Notes is linked to the S&P 500® Index, the S&P MidCap 400® Index, the Russell 2000® Index and iShares® MSCI EAFE Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The S&P MidCap 400® Index is intended to measure the performance of the common stock of mid-sized U.S. companies with a market capitalization of between approximately $1 billion and $4.5 billion. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market; it consists of the smallest 2,000 companies included in the Russell 3000® Index and represents approximately 8% of the total market capitalization of the Russell 3000® Index. The iShares® MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index®, which is designed to equity market performance in 21 selected countries in Europe and Asia, as well as Australia and New Zealand. For additional information about the basket components, see the information set forth under “Equity Indices-the S&P 500® Index”, “Equity Indices-the S&P MidCap 400® Index”, “Equity Indices-the Russell 2000® Index” and the information set forth under “Description of the Reference Asset” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the basket. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated in part as a “constructive ownership transaction” with respect to the ETF, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes that is attributable to the appreciation of the shares of the ETF over the term of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETF on the date that you purchased your Notes and sold the ETF shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire

PS–4

the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the basket performance.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the basket performance is positive, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the basket, which may be significant. We refer to this percentage as the maximum return, which is 23.20%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of iShares® MSCI EAFE Index Fund does not replicate the performance of the MSCI EAFE Index® (the “Underlying Index”). An ETF may not fully replicate the Underlying Index, and may hold securities not included in such Underlying Index. The value of the ETFs to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

PS–5

•

The Reference Asset May Underperform the Underlying Index—The performance of iShares® MSCI EAFE Index Fund does not replicate the performance, and may underperform the Underlying Index. Unlike the Underlying Index, the ETF will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF, differences in trading hours between the ETF and the Underlying Index or due to other circumstances. Because the return on your Notes, both with respect to the coupon payment and with respect to the payment due at maturity is linked to the performance of the ETF and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

S&P MidCap 400® Index

The S&P MidCap 400® Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P MidCap 400® Index is intended to measure the performance of the common stock of mid-sized U.S. companies with a market capitalization of between approximately $1 billion and $5.5 billion. The calculation of the level of the S&P MidCap 400® Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991. As of June 30, 2008, the market capitalization of the companies in the S&P MidCap 400® Index ranged from approximately $0.12 billion to $10.81 billion with the weighted average market capitalization being approximately $2.63 billion. As of June 30, 2008, the aggregate market value of the 400 companies included in the S&P MidCap 400® Index represented approximately 7% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P MidCap 400® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. mid-cap equity market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above.

The S&P MidCap 400® Index does not reflect the payment of dividends on the stocks included in the S&P MidCap 400® Index. Because of this, the calculation of the closing level will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

PS–6

Computation of the S&P MidCap 400® Index

While S&P currently employs the following methodology to calculate the S&P MidCap 400® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Notes.

Historically, the market value of any underlying stocks included in the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991 (the “base date”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks on the base date has been set to an indexed value of 100. This is often indicated by the notation June 28, 1991 = 100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total market value of the component stocks by the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it serves as a link to the original base period level of the S&P MidCap 400® Index. The index divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index.

Index Maintenance

S&P MidCap 400® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs.

To prevent the level of the S&P MidCap 400® Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P MidCap 400® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P MidCap 400® Index remains constant. This helps maintain the level of the S&P MidCap 400® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® Index is not caused by the corporate action an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P MidCap 400® Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for

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example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P MidCap 400® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P MidCap 400® Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P MidCap 400® Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P MidCap 400®” and “400” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

iShares® MSCI EAFE Index Fund

We have derived all information contained in this pricing supplement regarding iShares® MSCI EAFE Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares MSCI EAFE Index Fund dated December 1, 2007 and the Supplement thereto dated January 17, 2008 issued by iShares, Inc. (“iShares®”). Such information reflects the policies of, and is subject to change by, iShares®, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “EFA.”

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iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI EAFE Index Fund, please see the Prospectus. In addition, information about iShares and the iShares® MSCI EAFE Index Fund may be obtained from the iShares® website at www.ishares.com.

Investment Objective and Strategy

The iShares® MSCI EAFE Index Fund (the “ETF”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE Index (the “Underlying Index”). The Underlying Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) as an equity benchmark for international stock performance. As of December 31, 2007, the ETF’s three largest holdings by country were United Kingdom, Japan and France, respectively.

The ETF uses a representative sampling strategy (as described below under “—Representative Sampling”) to try to track the Underlying Index. The ETF generally will invest at least 90% of its assets in the securities of the Underlying Index or in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing such securities. In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the ETF may invest up to 10% of its assets in (1) securities that are not included in the Underlying Index or in ADRs and GDRs representing such securities and (2) shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. BGFA will not charge portfolio management fees on that portion of the ETF assets invested in shares of other iShares funds.

Representative Sampling

The ETF pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of June 30, 2008, 99.28% of the ETF’s holdings consisted of equity securities, 0.02% consisted of cash and 0.70% was in other assets, including dividends booked but not yet received. The following tables summarize the ETF’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of June 30, 2008

Company	Percentage of Total Holdings
BP PLC	1.74%
Total SA C	1.51%
HSBC Holdings PLC	1.45%
Nestle SA-Reg	1.44%
Vodafone Group PLC	1.27%
Royal Dutch Shell PLC-A SHS	1.18%
BHP Billiton LTD	1.13%
E. On AG	1.03%
Toyota Motor Corp	1.01%
Roche Holding AG – Genusschein	1.01%
Novartis AG-Reg	1.00%

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Top holdings by sector as of June 30, 2008

Company	Percentage of Total Holdings
Financials	24.77%
Industrials	11.97%
Materials	11.80%
Consumer Discretionary	9.91%
Energy	9.25%
Consumer Staples	7.96%
Health Care	6.51%
Utilities	6.27%
Telecommunication Services	5.60%
Information Technology	5.11%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from the New York Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

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Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date and the coupon payment date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this pricing supplement is the NYSE Arca.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity and the coupon, respectively.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through July 21, 2008. On July 21, 2008, the S&P 500® Index closing level was 1,260.0000, the S&P MidCap 400® Index closing level was 805.7300, the Russell 2000® Index closing level was 697.6300 and iShares® MSCI EAFE Index Fund closing price was 67.5200. We obtained the closing levels and closing price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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